FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday  26 February 2004

National receives amended tax assessments

The National has received amended assessments from the Australian Tax Office (ATO) that seek to disallow interest deductions on the National’s ExCaps securities for the tax years 1997-2000. The ATO assessments are for $157 million of primary tax and interest and penalties of $150 million (after tax) – a total of $307 million (after tax).

The ATO is also considering its position in respect of interest deductions claimed by the National on its ExCap securities for 2001-2003. The amount of primary tax relating to these interest deductions is approximately $135 million. If the ATO issues amended assessments in respect of these years it is possible that penalties and interest would also apply.

The National’s Chief Financial Officer, Mr Richard McKinnon, said the National would dispute the assessments, which were issued just days before the six year statutory time limit expires, and lodge objections with the ATO.

“The National has, amongst other things, obtained a legal opinion from two senior Queen’s Counsel,” he said. “We will challenge the amended assessments and any additional assessments.”

The ATO has also provided the National with a position paper in which it proposes to challenge interest deductions claimed by the National in respect of the National’s TrUEPrS capital raising. The National has provided a detailed response to the ATO on this matter.  We have also, amongst other things, obtained a legal opinion from our external advisers, including senior Queen’s Counsel. The ATO is considering the National’s response.

The amount of primary tax which relates to interest deductions in respect of the TrUEPrS capital raising for 1999-2003 is approximately $101 million. Should the ATO issue amended assessments in respect to the TrUEPrS capital raising, it is possible that penalties and interest will apply.

Mr McKinnon said the ExCaps are similar to debt instruments issued by other financial institutions in Australia and overseas and were issued in 1997 as part of the National’s capital management program.

“The National is confident that its position in relation to the application of the taxation law is correct, and we intend to pursue all necessary avenues of objection and appeal,” he said. “On this basis, no provision has been raised for the potential exposures.  However, we will continue to review future developments, and given the position currently adopted by the ATO, we will adopt a conservative approach with respect to interest deductions for future years.

“From 2004, until the dispute is resolved, we will not claim a deduction for the interest payments on the funds borrowed in connection with the ExCaps but will lodge an objection against the assessments based on our income tax return.  This will protect our rights in relation to the deductibility of future interest payments pending resolution of the dispute.  Based on an A$/US$ exchange rate of 78 cents this will reduce after tax profits by approximately $30 million per annum.

For further information please contact:

Brandon Phillips	Callum Davidson
Group Manager	Group Manager
Group Corporate Relations	Investor Relations

03 8641 3857 work	03 8641 4964 work
0419 369 058 mobile	0411 117 984 mobile

or visit www.nabgroup.com

2

GJ Kraehe AO
Chairman

500 Bourke Street
Melbourne
Victoria 3000
Australia

24 February 2004

Dear shareholder

I am writing to advise you that I have been elected Chairman of your Board by my fellow Directors and outline to you my short term priorities for the National Australia Bank.

The last couple of weeks have clearly been a difficult time for the National.  There have been negative headlines about our foreign currency options losses and criticisms from shareholders and the wider community about our performance.

I can assure you that all of your Directors took these issues very seriously.  Both Charles Allen and Frank Cicutto subsequently decided to resign because they believed it was in the best interests of the National and shareholders.

With those changes behind us, I look forward to working with the new Chief Executive, John Stewart, to rebuild confidence in Australia’s leading financial services company.

I have three short term priorities. These are to:

1)                        deal with the foreign currency options matter in an open and transparent manner

2)                        accelerate the renewal of the board; and

3)                        lead by example in creating an open culture in the organisation.

Foreign currency options trading

So far as the currency options issues are concerned, we have engaged PricewaterhouseCoopers to advise us in an independent report on how control failures occurred and to ensure such events cannot happen again. We are also working with regulators and the Australian Federal Police to assist them with their inquiries.

PricewaterhouseCoopers will also present its findings to the Australian Prudential Regulation Authority (APRA) and the Australian Securities & Investments Commission (ASIC). The processes will ensure that APRA and ASIC will have access to full details of the investigation.  Issues raised by APRA, as part of its annual risk management reviews, were provided to PwC at the start of their investigation and will be dealt with in the PwC report.

It is important that this work is done thoroughly rather than rush to an arbitrary timetable. Good progress is being made by all of the interested parties and I estimate the PwC report will be delivered by the middle of March.

My expectation is that the report will show several control breakdowns.  Notwithstanding that, the Board intends to make as much of the PwC report public as is possible while ensuring we do not prejudice any future legal position.

The Board has engaged the services of Blake Dawson Waldron as probity advisers to ensure a high standard of governance is adhered to in producing an independent report for the Board.

Board and committee composition

I am committed to building a world class Board which properly reflects the National’s status as one of Australia’s largest public companies.

We are reviewing the composition of Board Committees and will also recruit new Directors.  We have already instructed search consultants in Australia and Europe. Our objective is to get a UK based director, with financial services experience, to replace Sir Hugh Sykes, who is scheduled to retire as Chairman of National Australia Group Europe. That person will also be a Director of the National Australia Bank. I also plan to have one other non-executive Director with Australian financial services experience join the Board over the next few months.

I will substantially reduce my existing commitments as a Board Director on other companies to ensure that I can focus my attention on the Chairman’s role at the National.

Openness

The National has been criticised for being arrogant and lacking in transparency in its dealings with key stakeholders.  I commit to listening to all of our stakeholders and doing whatever is needed to rebuild confidence in the National.

John Stewart and I have already started a comprehensive meetings program with shareholders and their representatives, broking analysts, the media and senior community leaders to understand their views.

We already have a very active cultural change program aimed at driving openness and accountability throughout the organisation whilst reducing bureaucracy. The Board strongly supports this program which John Stewart will now lead.

Under my chairmanship, the Board will show leadership, openness & transparency.

As such, I will continue to keep you informed of key developments at the National.

Yours sincerely

Graham Kraehe AO
Chairman

2

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 26 February 2004

Securities and Exchange Commission request

The National has received a voluntary information request from the Securities and Exchange Commission (SEC) in the United States as part of an investigation into certain Australian registrants and public accounting firms.

The document request covers the National Group and subsidiaries and includes issues relating to audit independence. In addition, the National has been asked for information about the accounting and internal controls of the National and its subsidiaries for the last three financial years, including the foreign currency options trading matter and HomeSide. The National is fully co-operating with the SEC request.

The SEC request in relation to audit independence issues follows an internal review by the National that confirmed five seconded employees of the company’s auditor, KPMG, had provided certain non-audit services to the bank in Australia at different times between 2000 and 2003 thereby raising concerns about compliance with US regulations. These services were immediately discontinued.

The National has been advised that the services by KPMG employees were not in breach of independence regulations in Australia, New Zealand or the United Kingdom.  The Institute of Chartered Accountants in Australia (ICAA) has also advised KPMG that the services it provided did not impair their independence under Australian Professional Standards. SEC rules differ to the requirements in Australia, New Zealand and the United Kingdom.

The Chief Financial Officer, Mr Richard McKinnon, said this matter had been brought to the attention of the Board Audit Committee, and subsequently discussed with Australian and US regulators.

“KPMG brought this matter to the attention of the National,” Mr McKinnon said. “We acted quickly to review the matter and provide the conclusions of our review to the SEC for consideration.

“KPMG has confirmed their independence under Australian requirements for the purposes of our Australian accounts and we do not believe that the provision of these services will disqualify KPMG from acting as the National’s external auditor for the purpose of its US filings.”

Mr McKinnon said the National’s annual 20-F filing in the US was largely complete but that some matters remained to be finalised.

“As soon as these matters are finalised, we will lodge our annual 20-F filing with the SEC in the US,” Mr McKinnon said. “We will lodge by the statutory deadline of 31 March 2004.”

For further information please contact:

Brandon Phillips	Callum Davidson
Group Manager	Group Manager
Group Corporate Relations	Investor Relations

03 8641 3857 work	03 8641 4964 work
0419 369 058 mobile	0411 117 984 mobile

or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan E Crook

Date:	26 February 2004	Title:	Associate Company Secretary